AOM MINERALS, LTD
2258 HEIDI AVENUE
BURLINGTON, ONTARIO, L7M 3W4
TELEPHONE: (905) 315 - 8832

May 15, 2007

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Re:	AOM Minerals Ltd.
File No. 333-142019

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-142019, to 1:00 P.M. Eastern Standard Time on May 17, 2007, or as soon as practicable thereafter.

We are also aware that:

-       Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-      The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

-      The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

AOM MINERALS LTD.

/s/MICHAEL SHAMBER
PRESIDENT AND
CHIEF EXECUTIVE OFFICER